

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

Via E-mail
Daniel P. Gold
President and Chief Executive Officer
MEI Pharma, Inc.
11975 El Camino Real, Suite 101
San Diego, CA

> **Re:** **MEI Pharma, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 9, 2012**
> **File No. 000-50484**

Dear Mr. Gold:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Reverse Stock Split
Effect on Authorized Shares of Common Stock and Preferred Stock, page 8

1. You disclose that the Reverse Stock Split will reduce the number of issued and outstanding shares which will result in an increase in the number of authorized but unissued shares. Please expand your disclosure to describe any plans, commitments or arrangements, other than the Transaction, with respect to the increased number of authorized unissued shares of Common Stock. If you do not have any such plans, commitments or arrangements, please so state.

No Going Private Transaction, page 9

2. Please revise your information statement to disclose the number of record holders before and after completion of the Reverse Stock Split and cash-out of fractional shareholders. If the number of record holders will fall below 300 please revise your disclosure to provide

the information required by Rule 13e-3 of the Securities Exchange Act of 1934. Alternatively, please provide us with your analysis as to why Rule 13e-3 is not applicable. Please note that we may have further comments after reviewing your revised disclosure and any additional information you provide us supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Finnbarr D. Murphy
        Morgan, Lewis & Bockius LLP